UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LifePoint Health, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

53219L

(CUSIP Number)

Jennifer C. Peters, Esq.

 LifePoint Health, Inc.

 General Counsel and Corporate Secretary

 330 Seven Springs Way

 Brentwood, Tennessee 37027

 Telephone: (615) 920-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 53219L

1.	Names of Reporting Persons. William F. Carpenter III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,157,621*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,157,621*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,157,621*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%** (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

*                                         The Reporting Person’s beneficial ownership includes (i) options to purchase 1,673,324 shares of the Common Stock (as defined below), which currently are exercisable or exercisable within 60 days of the date of this filing, and (ii) 1,629 shares held by the Reporting Person indirectly through the LifePoint Health, Inc. Retirement Plan.

**                                  Based upon an aggregate of 38,834,502 shares of the Common Stock outstanding as of April 20, 2018, plus (i) options to purchase 1,673,324 shares of the Common Stock, which currently are exercisable or exercisable within 60 days of the date of this filing, and (ii) 7,443 shares of the Common Stock held by the Reporting Person with a future deferred settlement date pursuant to the Company’s deferred compensation plan.

Item 1.         Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of LifePoint Health, Inc. (the “Company”).  The Company’s principal executive office is located at 330 Seven Springs Way, Brentwood, Tennessee 37027.

Item 2.         Identity and Background.

(a)                                                       This Statement is being filed by William F. Carpenter III (the “Reporting Person”).

(b) - (c)                               The Reporting Person is the Chief Executive Officer and Chairman of the Board of Directors of the Company.  The Company owns and operates community hospitals, regional health systems, physician practices, outpatient centers, and post-acute facilities throughout the United States.  The business address of both the Reporting Person and the Company is 330 Seven Springs Way, Brentwood, Tennessee 37027.

(d) - (e)                               During the five years preceding the date of this filing, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                                         The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person’s beneficial ownership of the Common Stock consists of (i) shares and options/rights to acquire shares received by the Reporting Person as equity award compensation approved by the Company’s Board of Directors and granted under the Company’s long-term incentive plan in effect at the time of grant, which generally include (A) shares purchased or issuable upon the exercise of stock option awards and (B) vested time-based and performance-based restricted stock and restricted stock units; (ii) shares held by the Reporting Person indirectly through the LifePoint Health, Inc. Retirement Plan; and (iii) shares purchased by the Reporting Person from time to time using personal funds.

Additionally, the information set forth in Item 4 is incorporated by reference herein.

Item 4.  Purpose of Transaction.

The Reporting Person became the beneficial owner of more than 5% of the outstanding Common Stock on December 28, 2017 the date that was 60 days prior to the vesting of certain stock option awards granted to the Reporting Person as equity compensation pursuant to the Company’s long-term incentive plan.

From time to time, the Reporting Person may acquire beneficial ownership of additional shares of the Common Stock, by purchase or otherwise, including (i) additional purchases of shares in the open-market from time to time, (ii) pursuant to the vesting or exercise of outstanding stock option awards previously granted to the Reporting Person as equity compensation, (iii) pursuant to the vesting of time or performance-based restricted stock units currently held by the Reporting Person as equity compensation and (iv) upon receipt from the Company of future equity compensation awards for which the Reporting Person qualifies, including, but not limited to, stock options and restricted stock units.  In addition, from time to time, the Reporting Person may dispose of all or a portion of the shares of the Common Stock that are beneficially owned by the Reporting Person.

Other than as described above, the Reporting Person does not have any plan or proposal that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)                                                       The information provided in rows 11 and 13 of the cover page to this Statement regarding the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Person is hereby incorporated by reference into this Item 5.

(b)                                                       The information provided in rows 7 through 10 of the cover page to this Statement regarding the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition is hereby incorporated by reference into this Item 5.

(c)                                                        The following transactions in the Common Stock were effected during the 60 days immediately prior to the date of this filing:

•                  On February 28, 2018, the Reporting Person used personal funds to purchase 21,368 shares of the Common Stock on the open market at a weighted average price of $46.7982 per share.

•                  On February 28, 2018, the Reporting Person received 64,400 shares of the Common Stock which vested on February 24, 2018 based on the outcome of performance conditions underlying restricted stock units that were awarded to the Reporting Person in February 2015 pursuant to the Company’s long-term incentive plan, including 7,443 shares with a future deferred settlement date pursuant to the Company’s deferred compensation plan.  In connection with the vesting of the restricted stock units, 25,288 shares, at $46.10 per share, were automatically withheld by the Company for payment of the related tax liability.

•                  On February 28, 2018, the Reporting Person was granted the following awards pursuant to the Company’s long-term incentive plan:

•                  239,167 stock option awards, which will vest in four equal installments beginning on the first anniversary of the date of grant; and

•                  118,388 restricted stock unit awards, with the number of shares of Common Stock underlying the award to be issued based on the outcome of three-year performance conditions.  Additionally, subject to the performance outcomes, the number of shares earned will be issued 75% after three years and the remaining 25% after four years.

The stock option and restricted stock unit awards described above are unvested and will not vest within 60 days of this filing.  Therefore, these awards have not been included in the calculation of the Reporting Person’s beneficial ownership of the Common Stock.

•                  Shares of the Common Stock underlying stock options held by the Reporting Person, which were awarded pursuant to the Company’s long-term incentive plan in effect at the time of grant, became exercisable as follows:

•                  80, 977 stock options vested and became exercisable on February 23, 2018;

•                  85,000 stock options vested and became exercisable on February 24, 2018; and

•                  61,370 stock options vested and became exercisable on February 28, 2018.

Although the Reporting Person has not exercised the stock options that became exercisable as described above, the shares underlying these stock options have been included in the determination of the Reporting Person’s beneficial ownership of the Common Stock for purposes of this Statement.

(d) - (e)                               Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is and has been a participant in the Company’s long-term incentive plan, which currently is the LifePoint Health, Inc. Amended and Restated 2013 Long-Term Incentive Plan (the “2013 Plan”).  The 2013 Plan is administered by the Compensation Committee of the Board.  Under the 2013 Plan, the Reporting Person may be granted a variety of equity-based awards, including restricted stock, restricted stock units, options to purchase common stock, SARs, performance awards, dividend equivalents, and other equity-based awards.  The Reporting Person also is a party to award agreements evidencing the grants of awards under the 2013 Plan or prior long-term incentive plans of the Company.

Other than the 2013 Plan and existing award agreements, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between the Reporting Person and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. The Reporting Person is not a party to any arrangement whereby securities of the Company are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1

LifePoint Health, Inc. Amended and Restated 2013 Long-Term Incentive Plan (incorporated by reference from Appendix B to the LifePoint Health, Inc. Proxy Statement filed April 25, 2017, File No. 000-51251).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2018

/s/ William F. Carpenter III
William F. Carpenter III

[Signature Page to Schedule 13D]